UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
 Under Section 14(d)(4) of the Securities Exchange Act of 1934
 (Amendment No. 1)

Home Point Capital Inc.
 (Name of Subject Company)

 Home Point Capital Inc.
 (Name of Person Filing Statement)

 Common Stock, $0.0000000072 par value per share
 (Title of Class of Securities)

 43734L 106
 (CUSIP Number of Class of Securities)

Jean Weng
General Counsel and Corporate Secretary
Home Point Capital Inc.
 2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
 (888) 616-6866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:
Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
 (212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended and together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”) previously filed with the Securities and Exchange Commission (the “SEC”) by Home Point Capital Inc., a Delaware corporation (the “Company” or “Home Point”) on May 26, 2023. The Schedule 14D-9 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) for all of the outstanding shares of common stock of Home Point, par value $0.0000000072 per share (the “Shares”), filed by Heisman Merger Sub, Inc. (“Acquisition Sub”), a Delaware corporation and a direct, wholly owned subsidiary of Mr. Cooper Group Inc., a Delaware corporation (“Mr. Cooper”), and Mr. Cooper, for $2.33 per Share, net to the seller in cash, without interest thereon and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2023 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 1. This Amendment is being filed to reflect certain updates as set forth below.

Item 2.	Identity and Background of Filing Person

Item 2 “Identity and Background of Filing Person” of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately following the eighth paragraph of the section titled “Tender Offer,” the following paragraphs:

“On June 28, 2023, Mr. Cooper and Acquisition Sub announced an extension of the Expiration Date until 5:00 p.m., Eastern Time, on Friday, July 21, 2023, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire at 5:00 p.m., Eastern Time, on Tuesday, June 27, 2023.

Equiniti Trust Company, in its capacity as depository and paying agent for the Offer, has advised Acquisition Sub that, as of 5:00 p.m., Eastern Time, on June 27, 2023, approximately 136,030,882 Shares had been validly tendered into and not validly withdrawn from the tender offer, representing approximately 98.2% of the outstanding Shares.

The press release issued by Mr. Cooper announcing the extension of the Offer is filed as Exhibit (a)(1)(H) to the Schedule TO and is incorporated herein by reference.”

Item 8.	Additional Information

Item 8 “Additional Information” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. By adding a new sentence at the end of the section titled “Regulatory Approvals; Hart-Scott Rodino” as set forth below:

“At 11:59 p.m., Eastern Time on June 8, 2023, the applicable waiting period under the HSR Act with respect to the Offer expired. At 11:59 p.m., Eastern Time on June 23, 2023, the applicable waiting period under the HSR Act with respect to the MSR Purchase expired.”

2. By adding a new paragraph at the end of the section titled “Regulatory Approvals; Mortgage Regulatory Approvals” as follows:

“As of June 26, 2023, each of the aforementioned federal agencies, state regulatory agencies, or government-sponsored enterprises have received notice regarding the transaction. The state mortgage regulators in Michigan, Missouri, New York and Virginia have either confirmed that each will not require a formal change of control approval of the transaction or have approved the contemplated transaction.”

Item 9.	Exhibits

Item 9 “Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by Mr. Cooper Group Inc. on June 28, 2023 (incorporated herein by reference to Exhibit (a)(1)(H) to Amendment No. 1 to the Schedule TO, filed on June 28, 2023).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 28, 2023

Home Point Capital Inc.

/s/ William A. Newman
Name: William A. Newman
Title: President, Chief Executive Officer and Principal Financial Officer